Consent of Independent Registered Public Accounting Firm

To the Board of Directors of
Telestone Technologies Corporation

We hereby consent to your incorporation of our audit report dated March 31, 2010 relating to the consolidated financial statements of Telestone Technologies Corporation as of and for the years ended December 31, 2009 and 2008 in the Form 10-K of Telestone Technologies Corporation.

/s/ Mazars CPA Limited Certified Public Accountants
Hong Kong
March 31, 2010